                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                            For the month of May 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F   X     Form 40-F
                                -----             -----
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes         No   X
                                -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: May 02, 2006                      By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                         CONSOLIDATED FINANCIAL RESULTS
                      FOR THE QUARTER ENDED MARCH 31, 2006

MAY 2, 2006. Medellin, Colombia - Today, BANCOLOMBIA S.A. (NYSE: CIB) announced its financial results for the first quarter of fiscal year 2006, ended March 31, 2006.(1)

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

                                                     QUARTER
                                             -----------------------      GROWTH
(Ps millions)                                   4Q 05        1Q 06     1Q 06/ 4Q 05
-------------                                ----------   ----------   ------------
ASSETS
Loans and financial leases, net              17,920,370   18,365,410        2.48%
Investment securities, net                    8,459,703    8,315,148       -1.71%
Other assets                                  4,423,444    4,284,405       -3.14%
                                             ----------   ----------      ------
TOTAL ASSETS                                 30,803,517   30,964,963        0.52%
                                             ----------   ----------      ------
LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS                                     18,384,982   18,343,438       -0.23%
Non-interest bearing                          3,530,279    3,229,036       -8.53%
Interest bearing                             14,854,703   15,114,402        1.75%
OTHER LIABILITIES                             9,041,245    9,422,199        4.21%
TOTAL LIABILITIES                            27,426,227   27,765,637        1.24%
Shareholders' equity                          3,377,290    3,199,326       -5.27%
                                             ----------   ----------      ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   30,803,517   30,964,963        0.52%
                                             ----------   ----------      ------
Interest income                                 793,968      747,905       -5.80%
Interest expense                                286,994      289,761        0.96%
NET INTEREST INCOME                             506,974      458,144       -9.63%
Net provisions                                  (22,406)     (50,678)     126.18%
Fees and income from service, net               212,777      206,119       -3.13%
Other operating income                            7,883       84,938      977.48%
Operating expense                              (375,591)    (418,911)      11.53%
Non-operating income, net                        20,006        2,269      -88.66%
Income tax expense                              (93,065)     (67,779)     -27.17%
                                             ----------   ----------      ------
NET INCOME                                      256,578      214,102      -16.55%
                                             ==========   ==========      ======

----------
(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly, 50% or more of the voting capital stock. Any reference to BANCOLOMBIA must be understood as referring to the Bank together with its affiliates, unless otherwise specified. The unaudited pro forma combined condensed financial statements for the first quarter of 2005 and the relevant numbers developed from such financial statements presented below are derived from (a) the unaudited consolidated financial statements of Bancolombia as of March 31, 2005 (b) the unaudited consolidated financial statements of Corporacion Financiera Nacional y Suramericana S.A. ("Corfinsura"), giving effect to the spin-off of the portion of Corfinsura's assets and liabilities that were not assumed by Bancolombia through the merger, as of March 31, 2005 and (c) the unaudited consolidated financial statements of Conavi Banco Comercial y de Ahorros S.A ("Conavi"), as of March 31, 2005, as if the merger had been completed as of those dates.

These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia (COLGAAP), are stated in nominal terms and have not been audited. Even though for purposes of COLGAAP historical pro forma information is not required, these pro forma financial statements are presented for comparison purposes. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as "Ps."

The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Bancolombia would have been, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The unaudited pro forma combined condensed financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other restructuring costs currently expected to result from the merger. No assurance can be given that any such savings or other expected benefits of the merger will in fact take place, whether at the level of management's current expectations or at all.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS REFERRING TO THE BANK TOGETHER WITH ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate: March 31, 2006   Ps 2,293.38 = US$ 1   Average exchange rate March 2006 Ps 2,264.18 = US$ 1

CONTACTS

Sergio Restrepo
Executive VP
Tel.: (574) 5108668

Jaime A. Velasquez
Financial VP
Tel.: (574) 5108666

Mauricio Botero
IR Manager
Tel.: (574) 5108866

                                                              (BANCOLOMBIA LOGO)

                                                                            1Q06

1.   HIGHLIGHTS(2):

     - Two important factors should be considered when reading the first quarter report. First, comparisons must be made between the same quarters of different years because of the seasonality of the financial business in Colombia. Second, the unconsolidated results for the month of March, released on April 12, 2006, include dividend income(3) from the Bank's subsidiaries, which are eliminated when consolidating the financial results. As a result, during the first quarter of 2006, consolidated net income was lower than unconsolidated net income.

     - Net income amounted to Ps 214,102 million, increasing 20.6% on a pro forma basis compared to Ps 177,542 million for the first quarter of 2005, but decreasing 16.6% compared to Ps 256,578 million for the last quarter of 2005.

     - As of March 31, 2006, BANCOLOMBIA's net loans totaled Ps 18,365 billion, increasing 2.5% compared to Ps 17,920 billion in the previous quarter. On a year-to-year basis, this represents an increase of 10.4% from Ps 16,631 billion pro forma at March 31, 2005. On the other hand, investment debt securities amounted to Ps 8,132 billion, decreasing 1.6% over the quarter, but increasing 11.8% over the year.

     - During the first quarter of 2006, net interest income amounted to Ps 458,144 million, increasing 9.8% compared to the same period of 2005 on a pro forma basis, with interest income on loans increasing 7.2% while interest income on investments decreased 9.8%, due to an almost stable Colombian bond prices during March.

     - Net fees and income from services totaled Ps 206,119 million during the quarter, increasing 20.1% compared to the pro forma figure for the same period in 2005, but decreasing 3.1% from the last quarter of 2005.

     - BANCOLOMBIA's ratio of past due loans to total loans at March 31, 2006 was 3.1% and the ratio of allowances to past due loans was 125%.

STOCK INDICATORS

                                                             AS OF
                                                       -----------------
                              4Q 05         1Q 06       DEC-05    MAR-06
                           -----------   -----------   -------   -------
Net Income (Ps millions)       256,578       214,102   946,881   214,102
USD Earnings per ADS             0.617         0.513     2.278     0.513
ROAA                              3.50%         2.78%     3.23%     2.78%
ROAE                             31.76%        25.11%    29.30%    25.11%
P/BV ADS (1)(4)                   3.55          4.55
P/BV Local (2)(5)                 3.31          4.45
P/E (3)                          11.12         16.74
Shares Outstanding         727,827,005   727,827,005

(1)  Defined as ADS price divided by ADS book value.

(2)  Defined as common share price divided by share book value.

(3)  Defined as market capitalization divided by annualized quarter results

(4) Share prices of ADS as of December 31, 2005 and March 31, 2006: US 28.83 and US 34.90 respectively.

(5) Common share prices on Colombian Stock Exchange as of December 31, 2005 and March 31, 2006: Ps 15,340 and Ps 19,560 respectively.

----------
(2) This is the third time BANCOLOMBIA has released consolidated quarterly financial results since the merger that took place on July 30, 2005. This report contains pro forma figures for the first quarter of 2005 as if the spin off of Corfinsura and the merger with Conavi and Corfinsura (after the spin-off) had taken place on that date, for the purpose of comparison. All references to numbers for periods prior to the merger contained herein were derived from such pro forma consolidated financial statements.

(3) The dividend income in Colombia is recorded when approved in the General Shareholders' Meeting. This generally takes place during the first quarter.

                                                              (BANCOLOMBIA LOGO)

                                                                            1Q06

2.   CONSOLIDATED BALANCE SHEET

2.1  ASSETS

     BANCOLOMBIA's total assets were stable during the quarter amounting to Ps 30,965 billion as of March 31, 2006. This represents an increase of 9.8% over the year from Ps 28,205 billion on a pro forma basis as of March 31, 2005.

2.1.1 LOAN PORTFOLIO

     Corporate loans were stable over the quarter, and over the year amounting to Ps 9,552 billion as of March 31, 2006. The retail and small and medium-sized enterprise ("SME") loan portfolio maintained positive growth rates. It totaled Ps 5,171 billion as of March 31, 2006, increasing 4.6% over the quarter and 24.5% over the year.

LOAN PORTFOLIO

                                                                   AS OF                      GROWTH
                                              31-MAR-05   -----------------------   -------------------------
(Ps millions)                                 PRO FORMA    31-DEC-05    31-MAR-06   1Q 06/4Q 05   1Q 06/1Q 05
-------------                                ----------   ----------   ----------   -----------   -----------
CORPORATE
Working capital loans                         7,574,924    7,754,880    8,414,643       8.51%        11.09%
Loans funded by domestic development banks    1,435,165      948,659      433,435     -54.31%       -69.80%
Trade Financing                                 348,207      749,342      598,818     -20.09%        71.97%
Overdrafts                                       77,870       62,043       74,824      20.60%        -3.91%
Credit Cards                                     34,927       43,084       30,233     -29.83%       -13.44%
                                             ----------   ----------   ----------     ------        ------
TOTAL CORPORATE                               9,471,093    9,558,008    9,551,953      -0.06%         0.85%
                                             ----------   ----------   ----------     ------        ------
RETAIL AND SMES
Working capital loans                         1,354,076    1,613,158    1,663,145       3.10%        22.83%
Personal loans                                1,345,910    1,517,369    1,613,637       6.34%        19.89%
Loans funded by domestic development banks      360,343      403,412      406,196       0.69%        12.72%
Credit Cards                                    474,990      623,934      613,549      -1.66%        29.17%
Overdrafts                                      130,758      101,957      141,874      39.15%         8.50%
Automobile loans                                426,931      631,972      675,834       6.94%        58.30%
Trade Financing                                  60,668       52,449       57,084       8.84%        -5.91%
                                             ----------   ----------   ----------     ------        ------
TOTAL RETAIL AND SMES                         4,153,676    4,944,251    5,171,319       4.59%        24.50%
                                             ----------   ----------   ----------     ------        ------
MORTGAGE                                      1,425,722    1,463,437    1,530,291       4.57%         7.33%
                                             ----------   ----------   ----------     ------        ------
FINANCIAL LEASES                              2,255,227    2,660,556    2,850,547       7.14%        26.40%
                                             ----------   ----------   ----------     ------        ------
TOTAL LOANS AND FINANCIAL LEASES             17,305,718   18,626,252   19,104,110       2.57%        10.39%
ALLOWANCE FOR LOAN LOSSES AND
   FINANCIAL LEASES                            (674,233)    (705,882)    (738,700)      4.65%         9.56%
                                             ----------   ----------   ----------     ------        ------
TOTAL LOANS AND FINANCIAL LEASES, NET        16,631,485   17,920,370   18,365,410       2.48%        10.43%
                                             ==========   ==========   ==========     ======        ======

     Mortgage loans increased 7.3% over the year, amounting to Ps 1,530 billion as of March 31, 2006, registering a 4.6% increase over the quarter. On the other hand, financial leases increased 7.1% over the quarter and 26.4% over the year amounting to Ps 2,851 billion.

                                                              (BANCOLOMBIA LOGO)

                                                                            1Q06

2.1.2 INVESTMENT PORTFOLIO

     BANCOLOMBIA's investments in debt securities amounted to Ps 8,132 billion, decreasing 1.6% over the quarter. The composition of the investment portfolio in terms of the classification of bonds was very stable compared to the previous quarter. On a year-to-year basis, this represents an increase of 11.8%, from Ps 7,276 billion at March 31, 2005, on a pro forma basis.

2.1.3 ASSET QUALITY

     As of March 31, 2006, the Bank's past due loans accounted for 3.1% of total loans. Charged-off loans for the quarter amounted to Ps 30,953 billion. Loans classified as C, D and E were 3.1% of total loans. Furthermore, the ratio of allowances to past due loans at the end of the quarter was 125.3%, very similar to the ratio of allowances to loans classified as C, D and E, which was 125.8%.

LOANS AND FINANCIAL LEASES CLASSIFICATION

                                               AS OF 31-MAR-05
(Ps millions)                                     PRO FORMA        AS OF 31-DEC-05     AS OF 31-MAR-06
-------------                                 -----------------   -----------------   -----------------
"A" Normal                                    16,121,232   93.1%  17,359,081   93.2%  17,880,922   93.6%
"B" Subnormal                                    567,973    3.3%     638,131    3.4%     628,404    3.3%
"C" Deficient                                    203,120    1.2%     202,934    1.1%     208,751    1.1%
"D" Doubtful recovery                            235,731    1.4%     252,635    1.4%     219,086    1.1%
"E" Unrecoverable                                177,662    1.0%     173,471    0.9%     166,947    0.9%
TOTAL                                         17,305,718    100%  18,626,252    100%  19,104,110    100%
LOANS AND FINANCIAL LEASES CLASSIFIED AS C,
   D AND E AS A PERCENTAGE OF TOTAL LOANS
   AND FINANCIAL LEASES                              3.6%                3.4%                3.1%

ASSET QUALITY

                                                                                         GROWTH
                                           31-MAR-05     AS OF                 -------------------------
(Ps millions)                              PRO FORMA   31-DEC-05   31-MAR-06   1Q 06/4Q 05   1Q 06/1Q 05
-------------                              ---------   ---------   ---------   -----------   -----------
Total performing past due loans             310,172     224,319     298,428       33.04%        -3.79%
Total non-performing past due loans (1)     248,286     227,117     298,567       31.46%        20.25%
Total past due loans                        558,458     451,436     596,995       32.24%         6.90%
Allowance for loans and accrued interest
   losses                                   688,788     714,537     748,226        4.71%         8.63%
Past due loans to total loans                  3.23%       2.42%       3.12%
Non-performing loans to total loans            1.43%       1.22%       1.56%
C, D, and E loans to total loans               3.56%       3.38%       3.11%
Allowances to past due loans (2)             123.34%     158.28%     125.33%
Allowances to C, D, and E loans(2)           111.72%     113.59%     125.80%
Allowances to non-performing loans (2)       277.42%     314.61%     250.61%
Allowances to total loans                      3.98%       3.84%       3.92%
Performing loans to total loans               98.57%      98.78%      98.44%

(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, small business loans that are past due 30 days or more and mortgage loans that are past due 60 days or more.

(2)  Allowance means allowance for loan and accrued interest losses.

                                                              (BANCOLOMBIA LOGO)

                                                                            1Q06

2.2  LIABILITIES

     Total deposits were stable over the quarter and increased 5.3% over the year, totaling Ps 18,343 billion as of March 31, 2006. The deposit mix improved over the year. Savings accounts increased 3.3%, whereas time deposits decreased 3.4% over the year, compared to pro forma 2005 figures. On a year-over-year basis, interest-bearing deposits increased 1.4% while non-interest bearing deposits increased 28.7%.

2.3  SHAREHOLDERS' EQUITY

     BANCOLOMBIA's shareholders' equity totaled Ps 3,199 billion at the end of the first quarter of 2006. Shareholders' equity decreased 5.3% compared to the previous quarter, due to the distribution of profits. Nevertheless, this represents an increase of 21.3%, compared to the first quarter of 2005. Unrealized gains on investment debt securities totaled Ps 50.5 billion as of March 31, 2006.

     As of March 31, 2006, the Bank's consolidated ratio of technical capital to risk-weighted assets was 12.7%.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS

                                             31-MAR-05      AS OF
Consolidated (Ps millions)                   PRO FORMA    31-DEC-05    31-MAR-06
--------------------------                  ----------   ----------   ----------
Basic capital (Tier I)                       2,189,444    2,169,481    2,758,088
Additional capital (Tier II)                   441,995      393,822      392,604
Technical capital (1)                        2,631,439    2,563,303    3,150,692
Risk weighted assets included market risk   21,492,534   23,457,768   24,891,156
CAPITAL ADEQUACY (2)                             12.24%       10.93%       12.66%

(1)  Technical capital is the sum of basic capital and additional capital.

(2)  Capital Adequacy is Technical capital divided by Risk weighted assets

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements

                                                              (BANCOLOMBIA LOGO)

                                                                            1Q06

3.   INCOME STATEMENT

     BANCOLOMBIA's net income amounted to Ps 214,102 million for the quarter ended March 31, 2006, as compared to net income of Ps 256,578 million for the previous quarter and Ps 177,542 million for the same period of 2005 pro forma.

3.1  NET INTEREST INCOME

     Interest on loans totaled Ps 519,316 million for the quarter, increasing 7.2% over the year, from the Ps 484,510 million on a pro forma basis during the same period of 2005, but decreased 2.7% compared to the previous quarter. On the other hand, interests on investment securities reached Ps 135,379 millions in the first quarter, decreasing 9.8% over the year, and 20.1% compared to the previous quarter, due partially from the result of the mark to market impact of Colombian bond prices. This negative impact is partially offset by the reduction in interest expenses which results in a yearly increase of 9.9% in net interest income, totaling Ps 458,144 million as of March 31, 2006.

     The most widely used representative bond in the market was the COLOMBIA TES 20 which matures in July 2020. This bond was traded at a yield of 8.99% at the end of the fourth quarter 2005. As of March 31, 2006, its yield was 7.61% after reaching a historical minimum yield of 7.11% on March 1, 2006. Additionally, as of April 28, 2006, the average yield was again close to the one at the end of the year (8.87%).

                               (PERFORMANCE GRAPH)

                                                              (BANCOLOMBIA LOGO)

                                                                            1Q06

3.2  PROVISIONS

     During the first quarter of 2006, provisions for loan and interest losses amounted to Ps 64,205 million, increasing 46.4% and 90.9% as compared to the previous quarter and to pro forma results for the first quarter of 2005, respectively. Total net provisions amounted to Ps 50,678 million, increasing 126.2% and 83.5%, respectively. Approximately Ps 50,000 million from these provisions corresponds to adjustments made by the new provisioning regulation. Recoveries of previously charged-off loans and foreclosed assets remained strong amounting to Ps 26,163 million.

3.3  FEES AND INCOME FROM SERVICES

     Contributions to income from the various sources of fee generation continued to demonstrate a positive trend. Net fees and income from services amounted to Ps 206,119 million, decreasing 3.1% over the quarter, but increasing 20.1% as compared to Ps 171,674 million pro forma results for the first quarter of 2005.

     BANCOLOMBIA's accumulated unconsolidated credit card billing increased 22.3% during the year, resulting in a 21.5% market share of the Colombian credit card business. In addition, the Bank's number of outstanding credit cards increased 13.1%, resulting in a 15.7% market share.

ACCUMULATED CREDIT CARD BILLING

                                                                            2006
                                           March-05                  %     Market
(Millons of pesos as of March 31, 2006)   Pro Forma    March-06   Growth    Share
---------------------------------------   ---------   ---------   ------   ------
Bancolombia VISA                            186,157     240,267   29.07%    6.94%
Bancolombia Mastercard                      308,044     363,009   17.84%   10.49%
Bancolombia American Express                112,758     139,165   23.42%    4.02%
TOTAL BANCOLOMBIA                           606,959     742,442   22.32%   21.46%
                                          ---------   ---------   -----
Colombian credit card market              2,621,675   3,459,600   31.96%
                                          ---------   ---------   -----

Source: Credibanco, American Express and Red Multicolor

CREDIT CARD MARKET SHARE

                                                                                  2006
                                                 March-05                  %     Market
Outstanding credit cards as of March 31, 2006   Pro Forma    March-06   Growth    Share
---------------------------------------------   ---------   ---------   ------   ------
Bancolombia VISA                                  163,726     195,719   19.54%    5.41%
Bancolombia Mastercard                            248,456     261,335    5.18%    7.22%
Bancolombia American Express                       89,218     110,242   23.56%    3.05%
TOTAL BANCOLOMBIA                                 501,400     567,296   13.14%   15.68%
                                                ---------   ---------   -----
Colombian credit card market                    2,897,413   3,618,893   24.90%
                                                ---------   ---------   -----

Source: Credibanco, American Express and Red Multicolor.

3.4  OTHER OPERATING INCOME

     Other operating income totaled Ps 84,938 million during the first quarter of 2006, increasing over the quarter due to non-recurring events. First, the Bank sold through the Colombian stock exchange a part of the stake it held in Corfinversiones (now Compania de Suramericana de Inversiones S.A.) which was received from the spin-off of Corfinsura S.A.. Since Colombian regulations do no not allow banks to have equity investments in non-financial companies, the Superintendency of Finance gave BANCOLOMBIA a term of two years to sell these holdings. Second, dividend payments mainly from Proteccion S.A., Concesiones CCFC and Titularizadora Colombiana, amounted to Ps 19,620 million.

                                                              (BANCOLOMBIA LOGO)

                                                                            1Q06

     Third, due to the sale of Abocol S.A., by our investment banking company Colcorp S.A. previously disclosed on January 2, 2006, the revenues from commercial subsidiaries are not comparable.

3.5  OPERATING EXPENSES

     Total operating expenses increased 12.7% during the quarter to Ps 408,585 million, which represents a 4.2% increase on an accumulated year-over-year basis.

     BANCOLOMBIA improved its efficiency ratios. When compared the first quarter of 2005 to the same period of 2006, operating expenses to net operating income went from 59.2% to 55.9% and operating expenses over average total assets went from 6.2% to 5.4%.

PRINCIPAL RATIOS

                                                   1Q 05     QUARTER
                                                 PRO FORMA    4Q 05    1Q 06
                                                 ---------   -------   -----
PROFITABILITY
Net interest margin (1)                             7.13%      7.80%    6.73%
Return on average total assets (2)                  2.71%      3.50%    2.78%
Return on average shareholders' equity (3)         28.00%     31.76%   25.11%

EFFICIENCY
Operating expenses to net operating income (4)     59.24%     51.62%   55.91%
Operating expenses to average total assets (4)      6.15%      5.12%    5.44%

CAPITAL ADEQUACY
Shareholders' equity to total assets                9.35%     10.96%   10.33%
Technical capital to risk weighted assets          12.24%     10.93%   12.66%

(1) Defined as Net Interest Income divided by monthly average interest-earning assets.

(2)  Net income divided by monthly average assets.

(3)  Net income divided by monthly average shareholders' equity.

(4) Operating income includes net interest income, total net fees and income from services, and total other operating income. Operating expenses include merger expenses and good will amortization.

                                                              (BANCOLOMBIA LOGO)

                                                                            1Q06

CONSOLIDATED BALANCE SHEET

                                                                                         GROWTH
                                                             AS OF                  ----------------
                                               MAR-05     ----------                  LAST
(Ps millions)                                 PRO FORMA     DEC-05       MAR-06     QUARTER   ANNUAL
-------------                                ----------   ----------   ----------   -------   ------
ASSETS
Cash and due from banks                       1,199,816    1,241,435    1,432,090    15.36%    19.36%
Overnight funds sold                            727,442      488,587      257,964   -47.20%   -64.54%
TOTAL CASH AND EQUIVALENTS                    1,927,258    1,730,022    1,690,054    -2.31%   -12.31%
                                             ----------   ----------   ----------   ------    ------
DEBT SECURITIES                               7,275,699    8,264,885    8,131,968    -1.61%    11.77%
Trading                                       4,383,561    5,400,950    5,393,302    -0.14%    23.03%
Available for Sale                            2,006,927    1,842,556    1,749,010    -5.08%   -12.85%
Held to Maturity                                885,211    1,021,379      989,656    -3.11%    11.80%
EQUITY SECURITIES                               256,596      268,286      256,589    -4.36%     0.00%
Trading                                          84,824       50,805       56,378    10.97%   -33.54%
Available for Sale                              171,772      217,481      200,211    -7.94%    16.56%
Market value allowance                          (70,348)     (73,468)     (73,409)   -0.08%     4.35%
NET INVESTMENT SECURITIES                     7,461,947    8,459,703    8,315,148    -1.71%    11.43%
                                             ----------   ----------   ----------   ------    ------
Commercial loans                             11,540,694   11,949,501   12,062,241     0.94%     4.52%
Consumer loans                                1,992,627    2,437,727    2,547,051     4.48%    27.82%
Small business loans                             91,448      115,031      113,980    -0.91%    24.64%
Mortgage loans                                1,425,722    1,463,437    1,530,291     4.57%     7.33%
Finance lease                                 2,255,227    2,660,556    2,850,547     7.14%    26.40%
Allowance for loan losses                      (674,233)    (705,882)    (738,700)    4.65%     9.56%
NET TOTAL LOANS AND FINANCIAL LEASES         16,631,485   17,920,370   18,365,410     2.48%    10.43%
                                             ----------   ----------   ----------   ------    ------
Accrued interest receivable on loans            189,465      206,921      199,623    -3.53%     5.36%
Allowance for accrued interest losses           (14,555)      (8,655)      (9,526)   10.06%   -34.55%
NET TOTAL INTEREST ACCRUED                      174,910      198,266      190,097    -4.12%     8.68%
                                             ----------   ----------   ----------   ------    ------
Customers' acceptances and derivatives           65,529      133,420      104,372   -21.77%    59.28%
Net accounts receivable                         286,620      590,313      395,484   -33.00%    37.98%
Net premises and equipment                      499,710      623,729      645,915     3.56%    29.26%
Foreclosed assets, net                           72,767       31,360       26,663   -14.98%   -63.36%
Prepaid expenses and deferred charges            58,975       26,898       34,404    27.91%   -41.66%
Goodwill                                         67,945       50,959       45,297   -11.11%   -33.33%
Operating leases, net                           141,144      143,974      157,761     9.58%    11.77%
Other                                           430,916      563,588      648,030    14.98%    50.38%
Reappraisal of assets                           385,781      330,915      346,328     4.66%   -10.23%
                                             ----------   ----------   ----------   ------    ------
TOTAL ASSETS                                 28,204,987   30,803,517   30,964,963     0.52%     9.79%
                                             ==========   ==========   ==========   ======    ======
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                          2,509,700    3,530,279    3,229,036    -8.53%    28.66%
Checking accounts                             2,255,106    3,171,182    2,758,182   -13.02%    22.31%
Other                                           254,594      359,097      470,854    31.12%    84.94%
                                             ----------   ----------   ----------   ------    ------
INTEREST BEARING                             14,903,522   14,854,703   15,114,402     1.75%     1.41%
Checking accounts                               937,442    1,068,409    1,152,790     7.90%    22.97%
Time deposits                                 6,977,348    6,259,800    6,739,068     7.66%   -3.42%
Savings deposits                              6,988,732    7,526,494    7,222,544    -4.04%     3.35%
                                             ----------   ----------   ----------   ------    ------
TOTAL DEPOSITS                               17,413,222   18,384,982   18,343,438    -0.23%     5.34%
Overnight funds                                 734,866    1,329,913    1,650,203    24.08%   124.56%
Bank acceptances outstanding                     54,391       63,126       40,990   -35.07%   -24.64%
Interbank borrowings                          1,281,945    1,705,468    1,810,035     6.13%    41.19%
Borrowings from domestic development banks    2,391,042    2,222,083    2,407,828     8.36%     0.70%
Accounts payable                              1,131,652    1,250,084    1,021,597   -18.28%    -9.73%
Accrued interest payable                        184,660      182,292      205,177    12.55%    11.11%
Other liabilities                               284,442      459,968      465,855     1.28%    63.78%
Bonds                                         1,773,197    1,648,312    1,477,542   -10.36%   -16.67%
Accrued expenses                                262,873      130,859      292,622   123.62%    11.32%
Minority interest in consolidated
   subsidiaries                                  55,148       49,140       50,350     2.46%    -8.70%
                                             ----------   ----------   ----------   ------    ------
TOTAL LIABILITIES                            25,567,438   27,426,227   27,765,637     1.24%     8.60%
                                             ==========   ==========   ==========   ======    ======
SHAREHOLDERS' EQUITY
SUBSCRIBED AND PAID IN CAPITAL                  364,330      363,914      363,914     0.00%    -0.11%
RETAINED EARNINGS                             1,613,055    2,362,711    2,215,130    -6.25%    37.33%
Appropiated                                   1,435,513    1,415,830    2,001,028    41.33%    39.39%
Unappropiated                                   177,542      946,881      214,102   -77.39%    20.59%
                                             ----------   ----------   ----------   ------    ------
REAPPRAISAL AND OTHERS                          617,382      592,083      569,793    -3.76%    -7.71%
GROSS UNREALIZED GAIN OR LOSS ON DEBT
   SECURITIES                                    42,782       58,582       50,489   -13.81%    18.01%
                                             ----------   ----------   ----------   ------    ------
TOTAL SHAREHOLDER'S EQUITY                    2,637,549    3,377,290    3,199,326    -5.27%    21.30%
                                             ==========   ==========   ==========   ======    ======

                                                              (BANCOLOMBIA LOGO)

                                                                            1Q06

CONSOLIDATED INCOME STATEMENT

                                                                                                   GROWTH
                                                           1Q 05     QUARTER             -------------------------
(Ps Millions)                                            PRO FORMA    4Q 05     1Q 06    1Q 06/4Q 05   1Q 06/1Q 05
-------------                                            ---------   -------   -------   -----------   -----------
INTEREST INCOME AND EXPENSES
Interest on loans                                         484,510    533,504   519,316       -2.66%          7.18%
Interest on investment securities                         150,118    169,396   135,379      -20.08%         -9.82%
Overnight funds                                             6,050      8,845     9,015        1.92%         49.01%
Leasing                                                    67,084     82,223    84,195        2.40%         25.51%
TOTAL INTEREST INCOME                                     707,762    793,968   747,905       -5.80%          5.67%
                                                          -------    -------   -------     -------       --------
Interest expense
Checking accounts                                           4,614      6,153     7,098       15.36%         53.84%
Time deposits                                             116,058    103,521   106,016        2.41%         -8.65%
Savings deposits                                           57,943     62,606    55,277      -11.71%         -4.60%
TOTAL INTEREST ON DEPOSITS                                178,615    172,280   168,391       -2.26%         -5.72%
                                                          -------    -------   -------     -------       --------
Interbank borrowings                                       10,768     21,103    28,085       33.09%        160.82%
Borrowings from domestic development banks                 41,543     38,810    40,857        5.27%         -1.65%
Overnight funds                                            14,568     18,673    20,835       11.58%         43.02%
Bonds                                                      45,209     36,128    31,593      -12.55%        -30.12%
TOTAL INTEREST EXPENSE                                    290,703    286,994   289,761        0.96%         -0.32%
                                                          -------    -------   -------     -------       --------
NET INTEREST INCOME                                       417,059    506,974   458,144       -9.63%          9.85%
Provision for loan and accrued interest losses, net       (33,628)   (43,848)  (64,205)      46.43%         90.93%
Recovery of charged-off loans                              11,882     15,226    16,747        9.99%         40.94%
Provision for foreclosed assets and other assets          (10,585)   (19,733)  (12,636)     -35.97%         19.38%
Recovery of provisions for foreclosed assets and other
   assets                                                   4,714     25,949     9,416      -63.71%         99.75%
                                                          -------    -------   -------     -------       --------
TOTAL NET PROVISIONS                                      (27,617)   (22,406)  (50,678)     126.18%         83.50%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                               389,442    484,568   407,466      -15.91%          4.63%
                                                          -------    -------   -------     -------       --------
Commissions from banking services and other services       17,993     39,692    27,963      -29.55%         55.41%
Electronic services and ATM fees                           24,186     22,528    20,725       -8.00%        -14.31%
Branch network services                                    11,008     13,341    12,833       -3.81%         16.58%
Collections and payments fees                              13,127     14,987    15,164        1.18%         15.52%
Credit card merchant fees                                     425      2,689     2,235      -16.88%        425.88%
Credit and debit card annual fees                          53,106     52,639    59,248       12.56%         11.57%
Checking fees                                              12,913     13,960    14,696        5.27%         13.81%
Warehouse services                                         14,749     20,449    17,981      -12.07%         21.91%
Fiduciary activities                                       14,107     14,803    15,595        5.35%         10.55%
Brokerage fees                                             14,083     15,478    23,383       51.07%         66.04%
Check remittance                                            2,426      2,856     2,852       -0.14%         17.56%
International operations                                    6,622      8,844     6,836      -22.70%          3.23%
FEES AND OTHER SERVICE INCOME                             184,745    222,266   219,511       -1.24%         18.82%
                                                          -------    -------   -------     -------       --------
Fees and other service expenses                           (13,071)    (9,489)  (13,392)      41.13%          2.46%
TOTAL FEES AND INCOME FROM SERVICES, NET                  171,674    212,777   206,119       -3.13%         20.06%
                                                          -------    -------   -------     -------       --------
OTHER OPERATING INCOME
Net foreign exchange gains                                (18,481)    24,303    11,269      -53.63%        160.98%
Forward contracts in foreign currency                      37,661      4,442     4,337       -2.36%        -88.48%
Gains on sales of investments on equity securities             80      7,698    34,121      343.24%      42551.25%
Dividend income                                            38,794      1,536    19,620     1177.34%        -49.43%
Revenues from commercial subsidiaries                      28,784    (31,853)   13,245      141.58%        -53.99%
Communication, postage, rent and others                     4,084      1,757     2,346       33.52%        -42.56%
TOTAL OTHER OPERATING INCOME                               90,922      7,883    84,938      977.48%         -6.58%
                                                          -------    -------   -------     -------       --------
TOTAL INCOME                                              652,038    705,228   698,523       -0.95%          7.13%
OPERATING EXPENSES
Salaries and employee benefits                            148,722    155,125   163,778        5.58%         10.12%
Bonus plan payments                                         6,320      5,572     8,227       47.65%         30.17%
Compensation                                                2,242      1,157       716      -38.12%        -68.06%
Administrative and other expenses                         193,974    165,083   198,526       20.26%          2.35%
Deposit security, net                                      13,625     13,042    15,682       20.24%         15.10%
Donation expenses                                             108         82        58      -29.27%        -46.30%
Depreciation                                               26,866     22,401    21,598       -3.58%        -19.61%
                                                          -------    -------   -------     -------       --------
TOTAL OPERATING EXPENSES                                  391,857    362,462   408,585       12.72%          4.27%
NET OPERATING INCOME                                      260,181    342,766   289,938      -15.41%         11.44%
Merger expenses                                             5,123      7,467     4,664      -37.54%         -8.96%
Goodwill amortization Banco de Colombia                     5,662      5,662     5,662        0.00%          0.00%
NON-OPERATING INCOME (EXPENSE)
Other income                                               13,914     59,448    20,461      -65.58%         47.05%
Minority interest                                          (1,821)    (1,978)   (2,761)      39.59%         51.62%
Other expense                                             (13,427)   (37,464)  (15,431)     -58.81%         14.93%
TOTAL NON-OPERATING INCOME                                 (1,334)    20,006     2,269      -88.66%        270.09%
INCOME BEFORE INCOME TAXES                                248,062    349,643   281,881      -19.38%         13.63%
Income tax expense                                        (70,520)   (93,065)  (67,779)     -27.17%         -3.89%
                                                          -------    -------   -------     -------       --------
NET INCOME                                                177,542    256,578   214,102      -16.55%         20.59%
                                                          =======    =======   =======     =======       ========